Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventh Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The seventh meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 25, 2013 in office room A1801 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated April 11, 2013. Out of the Company’s eleven directors, nine directors attended the Meeting in person, including Chairman Yang Mingsheng, Wan Feng and Lin Dairen, executive directors of the Company; Miao Jianmin and Zhang Xiangxian, non-executive directors of the Company, Sun Changji, Bruce D. Moore, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company. Liu Yingqi, executive director of the Company and Wang Sidong, non-executive directors of the Company, were on leave for business and authorized in writing, respectively, Lin Dairen and Wan Feng, executive directors of the Company, to act on their behalf and cast the votes for them, respectively. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chaiman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1	Passed the First Quarter Report for the Year of 2013

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal on the Compensation Management Report of the Company for the Year of 2012

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal on the Nomination of Mr. Zheng Yong as Board Secretary of the Company

The Board agreed to appoint Mr. Zheng Yong as Board Secretary of the Company after review and discussion. The Company will issue a separate announcement after Mr. Zheng’s qualification has been approved by the China Insurance Regulatory Commission (the “CIRC”). Mr. Zheng’s biography is included in the attachment to this Exhibit.

Commission File Number 001-31914

The independent directors gave their independent, consenting opinions on the proposal.

Voting result: 11 for, 0 against, with no abstention

4.	Passed the Proposal on the Appointment of Mr. Heng Ja Wei as Company Secretary

Mr. Heng Kwoo Seng has resigned as the Company Secretary of the Company and has ceased to be the Authorized Representative of the Company to the Hong Kong Stock Exchange (the “HKSE”) for age-related reasons. Mr. Heng Kwoo Seng confirms that he has no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company and the Stock Exchange of Hong Kong Limited in relation to his resignation. The Board agreed to appoint Mr. Heng Ja Wei as Company Secretary and Authorized Representative of the Company to the HKSE after review and discussion. The appointment takes effect from April 25, 2013. Mr. Heng’s biography is included in the attachment to this Exhibit.

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal on the Corporate Governance Report of the Company for the Year of 2012

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on the Self-appraisal Report with regard to Internal Control for the Year of 2012 (CIRC)

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal on the Risk Preference Statement for the Year of 2013

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal on the Overall Risk Management Report for the Year 2012

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

April 25, 2013

Attachments:

Biography of Mr. Zheng Yong

Mr. Zheng Yong, born in October 1962, has been an Executive Director and Deputy President of China Guangfa Bank (the “CGB”) since March 2010. From April 2008 to March 2010, Mr. Zheng was General Manager of the Legal and Compliance Department of the Company. From October 2003 to April 2008, Mr. Zheng was Deputy General Manager and General Manager of the Department of Legal Affairs of the Company.

Commission File Number 001-31914

Mr. Zheng received his LL.B. degree from the Department of Law, Peking University in 1983, an LL.M. degree from the China University of Political Science and Law in 1986 (majoring in criminal law), and an LL.M. degree from the School of Law, University of Essex (UK) in 1994.

Biography of Mr. Heng Ja Wei (Victor)

Mr. Heng Ja Wei, born in May 1977, is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 9 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an independent non-executive director in China Fire Safety Enterprise Group Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited and Lee & Man Handbags Holding Limited, all of which are listed on the main board of The Stock Exchange of Hong Kong Limited.